SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] N. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”), held on April 29, 2015, prepared in summary form:

1.      Date, Time and Venue: On April 29, 2015, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.      Convening Notice: The convening notice was published in the Official Gazette of the State of São Paulo on (i) March 31, (ii) April 1st, and (iii) April 2nd, 2015, on pages 462, 79 and 54, respectively, and on the newspaper “Valor Econômico” on (i) March 31, (ii) April 1st, and (iii) April 2nd, 2015, on pages A9, B5 e A5, respectively.

3.      Attendance: Shareholders representing 87.6605% of the voting capital of the Company, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victorio Carlos De Marchi, the representative of independent auditors PricewaterhouseCoopers Auditores Independentes, Mr. Eduardo Rogatto Luque, and the members of the Fiscal Council, Messrs. Celso Clemente Giacometti and Ary Waddington, as provided by law.

4.      Presiding Board: Mr. Victorio Carlos De Marchi, Chairman, and Mr. Paulo Cezar Aragão, Secretary.

5.      Resolutions: The following resolutions were taken by shareholders representing more than 2/3 of the Company’s voting capital attending the Meetings. Those legally prevented from voting abstained, and abstentions and dissenting votes were recorded in each case:

5.1.   To authorize the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs of Law No. 6.404/76.

5.2.   At the Annual General Meeting:

(i)                 Following examination and discussion, the shareholders approved by majority vote and without reservation, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 31, 2014, together with the opinions of the Fiscal Council and the independent auditors report, all of which were published in full and within the statutory deadline, in the Official Gazette of the State of São Paulo and in the Valor Econômico, on February 26, 2015.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(ii)               The shareholders approved by majority vote the allocation of net income as set forth in the Management Proposal. Consequently, it was ratified, as stated on the financial statements approved herein and on the Management Proposal, the allocation of the total amount of (a) R$ 1,022,739,550.37 to the Tax Incentives Reserves, whereas: (i) R$ 987,259,930.08 for State ICMS tax incentives received by some units of the Company, and (ii) R$ 35,479,620.29 refer to Sergipe state tax incentives, pursuant to Law no. 5.382/2004, as amended; and (b) R$ 498,310,415.53 to the Investment Reserves.

It was further ratified the anticipated distribution paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ equity totaling R$ 11,083,875,001.42,  as approved by the Board of Directors: (a) R$ 1,096,616,494.54  at the meeting held on March 25, 2014, at R$0.07 per share, as dividends; (b) R$ 2,510,787,243.20  at the meeting held on July 14, 2014, at R$0.06 per share, as dividends, and R$0.10 per share, as interest on shareholders’ equity, resulting in a net distribution of R$0.145 per share; (c) R$ 3,454,030,839.38, at the meeting held on October 15, 2014, at R$0.22 per share, as dividends; (d) R$ 2,042,586,238.55, at the meeting held on December 22, 2014, at R$0.13 per share, as interest on shareholders’ equity, resulting in a net distribution of R$0.1105 per share; (e) R$ 1,508,371,376.16, at the meeting held on December 31, 2014, at R$0.096 per share, as interest on shareholders’ equity, resulting in a net distribution of R$0.0816 per share; and (f) R$ 471,482,809.59, at the meeting held on February 23, 2015, at R$0.03 per share, as interest on shareholders’ equity, resulting in a net distribution of R$0.0765 per share, this last amount as anticipation of dividends of the current fiscal year. Pursuant to article 193, paragraph 1, of Law No. 6,404/76, as amended (“Law No. 6,404/76”), the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6,404/76 are greater than 30% of the Company’s capital.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iii)             For the position of Fiscal Council members, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting that will decide on the Company’s financial statements for the fiscal year ending on December 31, 2014, by the shareholders representing more than 71.6809% of the shares issued by the Company:

1)                  to reelect, as effective members of the Fiscal Council, Messrs. Celso Clemente Giacometti, Brazilian citizen, married, business administrator and accountant, bearer of the ID card No. 3,179,758 -1 SSP/SP, and enrolled with the individual taxpayer’s registry- CPF under No. 029,303,408-78, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Vereador José Diniz, nº 3,725, 6º andar, conjunto 61, Campo Belo; and James Terence Coulter Wright, Brazilian citizen, separated, civil engineer and accountant, bearer of the ID card No. 4,967,106-6 SSP/SP, and enrolled with the individual taxpayer’s registry - CPF under No. 872,316,898-68, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, Sala G-112, Cidade Universitária.

2)                  To reelect, as alternate members of the Fiscal Council, not bound to a specific effective member, Messrs. Emanuel Sotelino Schifferle, Brazilian citizen, married, engineer, bearer of the ID card No. 01,433,665-5 SSP/RJ and enrolled with the individual taxpayer’s registry - CPF under No. 009,251,367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13/502; and Ary Waddington, Brazilian citizen, married, economist, bearer of the ID card No. 01,139,777-5 - IFP-RJ and enrolled with the individual taxpayer’s registry - CPF under No. 004,469,397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iv)             For the position of Fiscal Council member, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting that will decide on the Company’s financial statements for the fiscal year ending on December 31, 2015, as appointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to item “a”, paragraph 4, of article 161 of Law No. 6,404/76, by shareholders representing more than 2.7414% of the shares issued by the Company:

1)                  to elect Mr. Paulo Assunção de Sousa, Brazilian citizen, single, bank employee and economist, bearer of the ID card No. 029,822,611-11- DETRAN/RJ and enrolled with the individual taxpayer registry - CPF under No. 588,584,748-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Praia de Botafogo, 501, 4º floor, Botafogo; and, to reelect, as his alternate, Mr. José Elias Neto, Brazilian citizen, married, bank employee and economist, bearer of ID card No. 02,775,424,850 - DETRAN/MG and enrolled with the individual taxpayer registry - CPF under No. 470,218,616-72, resident and domiciled in the City of Governador Valadares, State of Minas Gerais, at Rua Bromélias, 233, Retiro dos Lagos.

The elected members of the Fiscal Council shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(v)               The majority of the shareholders approved the ratification of the global compensation paid to the Company’s Board of Directors and Executive Officers for the year 2014, and, with respect to the global compensation of the Company’s Board of Directors and Executive Officers for the fiscal year of 2015, the majority of the shareholders approved the limit of R$ 78,093,943.00, with the Board of Directors being responsible for the allocation of this amount, pursuant to article 21, item “f” of the Company’s By-laws.

Further, it was decided, by majority vote, the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2015 in the amount of up to R$ 1,691,820.00, with the compensation of the alternates being in an amount equal to half of the amount received by the members, subject to the statutory limits.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

5.3.       At the Extraordinary General Meeting:

(i)                 In view of the capital increases approved by the Company’s Board of Directors within the limit of the authorized capital, and ratified until the date hereof, by virtue of the exercise, by the beneficiaries, of the options granted, pursuant to the Stock Option Plan currently in force, the majority of the shareholders approved the amendment to the heading of Article 5 of the Company’s By-laws, which shall, henceforth, read as follows, its respective paragraphs remaining unchanged:

“Article 5 - The capital is of R$ 57,614,139,847.33, divided into 15,717,615,419  are common shares, without par value.”

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(ii)               In light of the change approved in item (i) above, the shareholders, by majority vote, approved the consolidation of the Company’s By-laws, as per Annex I to these Minutes.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

6.      Approval and Closure: With no further matters on the agenda, these present Minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and shareholders representing the majority that the resolutions taken in these Meetings require.

Signatures: Victorio Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary; Celso Clemente Giacometti and Ary Waddington, members of the Fiscal Council; Eduardo Rogatto Luque, Representative of PricewaterhouseCoopers Auditores Independentes.

Shareholders:  INTERBREW INTERNATIONAL B.V., represented by Monique Mesquita Mavignier de Lima; AMBREW S.A., represented by Monique Mesquita Mavignier de Lima; FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA, represented by José Heitor Attilio Gracioso and Victorio Carlos de Marchi; VICTORIO CARLOS DE MARCHI; JOSÉ HEITOR ATTÍLIO GRACIOSO; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, represented by Silvio Moura de Oliveira; THE BANK OF NEW YORK – ADR DEPARTMENT, represented by Fernando dos Reis Fernandes Montorsi; F. LAEISZ, represented by Christian Bruno Schües; CHRISTIAN BRUNO SCHÜES; CLAUDIO DELGADO; M SQUARE AÇÕES CSHG MASTER FIA, M SQUARE AÇÕES CSHG MASTER INSTITUCIONAL FI AÇÕES, NATO FI EM AÇÕES - INVESTIMENTO NO EXTERIOR, MBV FUNDO DE INVESTIMENTO EM AÇÕES, FIA SABESPREV M SQUARE AÇÕES VALOR, M SQUARE ALISIO FIA, YALE UNIVERSITY, MSQ BRV LONG ONLY LLC, represented by Francisco Jaguaribe de Lara Resende; BB PREVIDENCIA AÇÕES FI; BB CAP AÇÕES FDO DE INVESTIMENTO; BB TOP MULTI BALANCEADO FI; BB AÇÕES IBRX ATIVO FI; BB TERRA DO SOL FI MM; BB CAP IBOVESPA INDEXADO FIA; BB ECO GOLD FDO DE INV EM AÇÕES; CLUBE DE INV DOS FUNC DA NOSSA CAIXA/NOSSO BANCO; BB TOP AÇÕES DIVIDENDOS FIA; BB TOP AÇÕES EXPORTAÇÃO FIA; BRASILPREV TOP AÇÕES DIVIDENDOS FDO DE INVESTIMENTO; BRASILPREV TOP A FUNDO DE INVESTIMENTO EM AÇÕES; BB TOP MULTI INSTITUCIONAL LP FI MULTIMERCADO; BB TOP AÇÕES IBOVESPA INDEXADO FI; BB TOP AÇÕES SETORIAL CONSUMO FI; BB TOP AÇÕES IBRX INDEXADO FI; BB TOP AÇÕES IBOVESPA ATIVO FI; BB AÇÕES 22 FI, represented by Camila Cristina Anello; COMSHELL BTG PACTUAL FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FI; BTG PACTUAL MULTISTRATEGIES ADVANCED FI MULTIMERCADO; BTG PACTUAL MULTI AÇÕES FIA; FUNDO DE INVESTIMENTO EM AÇOES BELLS; PREVIDÊNCIA B FIA; AUDACE FUNDO DE INVESTIMENTO DE AÇOES; PREVICAT FDO DE INVESTIMENTO EM AÇÕES; GERDAU PREVIDENCIA FUNDO DE INVESTIMENTO EM AÇÕES 5; FI MULTIMERCADO UNIPREV III; BTG PACTUAL MULTIMANAGER PLUS IB - FI MULTIMERCADO; BTG PACTUAL MULTIMANAGER IB - FI MULTIMERCADO; BTG PACTUAL NE FIA PREVIDENCIARIO EXCLUSIVO; MBPREV I MULTIMERCADO FI; FIM CP LS INVESTIMENTO NO EXTERIOR; BTG PACTUAL HEDGE PLUS FIM; BTG PACTUAL ABSOLUTO MASTER FIA; FIA TUDDY II; BTG PACTUAL ABSOLUTO LS MASTER FIA; BTG PACTUAL INSTITUCIONAL MASTER FIA; BTG PACTUAL DIVIDENDOS MASTER FIA; BTG PACTUAL ABSOLUTO PREVIDENCIA FIA; BTG PACTUAL DINAMICO FIA; FIA AMIS; BTG PACTUAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL ANDRÔMEDA FIA; BTG PACTUAL FIM LOCAL INSTITUCIONAL; BTG PACTUAL ICATU SEG SELECT PREVIDENCIA MM FI PREV; FIM PREV1; BTG PACTUAL HEDGE FIM; BTG PACTUAL PENSION FIA PREVIDENCIARIO; BTG PACTUAL PENSION MM FI PREVIDENCIARIO; BTG PACTUAL LOCAL FIM; TOTAL RETURN INVESTMENTS LLC; BTG PACTUAL GEMM BRAZIL INVESTMENTS LP; BTG ARF BRAZIL INVESTMENTS LP; ABSOLUTO LLC; QUEEN STREET FUND BRAZIL INVESTMENTS LP, represented by Renata Popoff Ferreira da Costa Callegari; ABERDEEN BRASIL EQUITY FUNDO DE INVESTIMENTO AÇOES; ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND; ABERDEEN GLOBAL

BRAZIL EQUITY FUND; ABERDEEN LATIN AMERICA EQUITY FUND, INC; ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN FUNDS; ABERDEEN LATIN AMERICAN INCOME FUND LLC; ABERDEEN STRATEGIC BRASIL FUNDO DE INVESTIMENTO MULTIMERCADO; ACMBERNSTEIN - DYNAMIC DIVERSIFIED PORTFOLIO; ACMBERNSTEIN SICAV - GLOBAL CORE EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ADVANCED SERIES TRUST - AST SCHRODERS GLOBAL TACTICAL PORTFOLIO; ADVANCED SERIES TRUST - AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO; AGF INVESTMENTS INC; ALASKA PERMANENT FUND; ALGER EMERGING MARKETS FUND; ALGER SICAV - ALGER EMERGING MARKETS FUND; ANCHOR GLOBAL EMERGING MARKETS EQUITY FUND; ARISAIG LATIN AMERICA CONSUMER FUND LLC; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BNP PARIBAS TRUST SERVICES SINGAPORE LIMITED AS TRUSTEE OF NIKKO AM GLOBAL DIVIDEND EQUITY FUND; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALAMOS EMERGING MARKET EQUITY FUND; CALAMOS EVOLVING WORLD GROWTH FUND; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND; CIBC EMERGING MARKETS INDEX FUND; CITY OF NEW YORK GROUP TRUST; CN CANADIAN MASTER TRUST FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; COMPASS AGE LLC; COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED FUND; CONVERGENT CAPITAL INSTITUTIONAL MASTER TRUST; DESJARDINS TACTICAL BALANCED FUND; DET. ED. QUALIFIED NUCLEAR DECOMMISSIONING TRUST; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST; DTE VEBA MASTER TRUST; DUPONT CAPITAL EMERGING MARKETS FUND; DUPONT PENSION TRUST; EARNEST PARTNERS MULTIPLE INVESTMENT TRUST; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE HEXAVEST EMERGING MARKETS EQUITY FUND; EDMOND DE ROTHSCHILD LATIN AMERICA; EGSHARES LOW VOLATILITY EMERGING MARKETS DIVIDEND ETF; EMERGING HIGH DIVIDEND EQUITY FUND; EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY POOL; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF THE

STATE OF HAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY FUNDS SICAV; FIDELITY GLOBAL CONSUMER INDUSTRIES FUND; FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND; FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FRANKLIN TEMPLETON CORPORATE CLASS LTD; FRANKLIN TEMPLETON INVESTMENT FUNDS; FUNDSMITH EMERGING EQUITIES TRUST PLC; FUTURE FUND BOARD OF GUARDIANS; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMI INVESTMENT TRUST; GOLDMAN SACHS GROWTH MARKETS EQUITY SUB-TRUST; GOVERNMENT PENSION FUND; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; HFR HE LAZARD GLOBAL HEXAGON MASTER TRUST; HOUR-GLASS INTERNATIONAL SHARES SECTOR TRUST; IBM 401(K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS STATE BOARD OF INVESTMENT; INVESCO MACRO INTERNATIONAL EQUITY FUND; INVESCO MACRO LONG/SHORT FUND; INVESCO SELECT EMERGING MARKETS EQUITY POOL; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES V PUBLIC LIMITED COMPANY; ISHARES VI PUBLIC LIMITED COMPANY; ISHARES VII PUBLIC LIMITED COMPANY; ITAÚ AÇÕES CONSUMO FI; J.P. MORGAN EUROPE LIMITED AS TRUSTEES OF SCHRODER DIVERSIFIED GROWTH FUND; J.P. MORGAN EUROPE LIMITED AS TRUSTEES OF SCHRODER INSTITUTIONAL GLOBAL EQUITY FUND; J.P. MORGAN EUROPE LIMITED AS TRUSTEES OF SCHRODER QEP GLOBAL ACTIVE VALUE FUND; J.P. MORGAN EUROPE LIMITED AS TRUSTEES OF SCHRODER QEP GLOBAL EMERGING MARKETS FUND; JAPAN TRUSTEE SERVICES BANK, LTD RE: STB EMERGING MARKETS HIGH DIVIDEND EQUITY MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK  MOTHER FUND; JAPAN TRUSTEE SERVICES BANK,LTD AS T F T SUMITOMO T & B CO., LTD AS T F M S L A E F ( F Q I I ONLY); JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; JPMORGAN BRAZIL INVESTMENT TRUST PLC; JPMORGAN FUNDS; KAISER PERMANENTE GROUP TRUST; LABOR PENSION FUND SUPERVISORY COMMITTEE - LABOR PENSION FUND; LACM EMERGING MARKETS FUND L.P.; LATTICE EMERGING

MARKETS STRATEGY ETF; LAZARD GLOBAL ACTIVE FUNDS PLC; LAZARD GLOBAL EQUITY INCOME FUND; LAZARD GLOBAL HEXAGON MASTER F LP; LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST; LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO; LAZARD MASTER ALTERNATIVES PORTFOLIO; LAZARD WORLD DIVIDEND & INCOME FUND, INC; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGG MASON GLOBAL FUNDS, P.L.C.; LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MERCER EMERGING MARKETS EQUITY FUND; MFS MB GLOBAL EQUITY FUND; MGI FUNDS PLC; MICHELIN NORTH AMERICA INC. MASTER RETIREMENT TRUST; MINISTRY OF STRATEGY AND FINANCE; MML GLOBAL FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF JPM EMERGING MARKETS INCOME FUND A SUB FUND OF JPMORGAN FUND ICVC; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST; NAV CANADA PENSION PLAN; NEUBERGER BERMAN INVESTMENT FUNDS PLC; NEW WORLD FUND INC.; NEW YORK STATE COMMON RETIREMENT FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORGES BANK; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; NZAM EM8 EQUITY PASSIVE FUND; OCEANROCK INTERNATIONAL EQUITY FUND; OHIO POLICE AND FIRE PENSION FUND; OMERS ADMINISTRATION CORPORATION; PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS; PICTET - EMERGING MARKETS HIGH DIVIDEND; PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PINEHURST PARTNERS, L.P.; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC SECTOR PENSION INVESTMENT BOARD; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST; RAYTHEON COMPANY MASTER TRUST; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SCHRODER GLOBAL BLEND EX TOBACCO FUND; SCHRODER QEP EMERGING MARKETS FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTIA LATIN AMERICAN FUND; SCOTIA PRIVATE EMERGING MARKETS POOL; SCRI ROBECO CUSTOMIZED QUANT EMERGING MARKETS FONDS; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; SELECT INTERNATIONAL EQUITY MANAGED FUND; SIGNATURE EMERGING MARKETS FUND; SMITH & WILLIAMSON EMERGING

MARKETS VALUE FUND; ST. JAMES'S PLACE WORLDWIDE OPPORTUNITIES UNIT TRUST; STATE OF OREGON; STATE STREET TRT LTD AS DEP FOR SCOTTISH WID TRA AND SPECIALIST INV FDS ICVC - LATIN AMERICAN FUND; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; STICHTING PGGM DEPOSITARY; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND; THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING LATIN AMERICA FUND; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN; THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES; THE LAND RESTORATION TRUST; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF DAIWA BRAZIL STOCK OPEN - RIO WIND -; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBC400045787; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN, LTD. RE: FRANK RUSSELL INVESTMENTS (JAPAN) LIMITED INTERNATIONAL EQUIT FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; THE PLUMBERS & PIPEFITTERS NATIONAL PENSION FUND; THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARY OF ABERDEEN LATIN AMERICAN EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND; THE STATE TEACHERS  RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TRIMARK EMERGING MARKETS CLASS; UAW RETIREE MEDICAL BENEFITS TRUST; UNIVERSITIES SUPERANNUATION SCHEME LTD; USAA WORLD GROWTH FUND; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL VALUE FUND; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD VARIABLE INSURANCE FUND-INTERNATIONAL PORTFOLIO; VANGUARD WORLD FUND INTERNATIONAL GROWTH FUND; VERIZON MASTER SAVINGS TRUST; VIRTUS ALTERNATIVE INCOME SOLUTION FUND; VIRTUS EMERGING MARKETS EQUITY INCOME FUND; VKF INVESTMENTS LTD; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO (LUX) WORLDWIDE FUND; WELLS FARGO ADVANTAGE

DIVERSIFIED STOCK PORTFOLIO; WELLS FARGO ADVANTAGE EMERGING MARKETS EQUITY INCOME FUND; WISDOMTREE COMMODITY COUNTRY EQUITY FUND; WISDOMTREE EMERGING MARKETS CONSUMER GROWTH FUND; WISDOMTREE EMERGING MARKETS DIVIDEND GROWTH FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WISDOMTREE GLOBAL EQUITY INCOME FUND; WISDOMTREE GLOBAL EX-US DIVIDEND GROWTH FUND; represented by Stenio Tadeu Figueira

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 29th, 2015.

/s/Paulo Cezar Aragão

Secretary

ANNEX I - RESTATED BY-LAWS

“AMBEV S.A.

CNPJ [National Register of Legal Entities] N. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)      the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)      the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)     the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)        the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)   the exportation of its products;

k)     the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

l)       the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

m)   printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The Capital Stock is of R$57,614,139,847.33, divided into 15,717,615,419 nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)      he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)     he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)      he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)     he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)      he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)      he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)     approve the annual investment budget of the Company;

c)      approve the three-year strategic plan of the Company;

d)     elect and dismiss the Company's Officers, and set their attributions;

e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)      attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)     appoint the Company's independent auditors;

i)       resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)       provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)     submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)       call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)   approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)     approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)     approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)     approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)     approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)      resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)       resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)     authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)     resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)     authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)     perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)         submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)        formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)         supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)        coordinate and oversee the activities of the Board of Executive Officers; and

e)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the Sales Executive Officer’s responsibility to:

a)         develop the strategic sales planning of the Company;

b)        be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the People and Management Executive Officer’s responsibility to:

a)         organize and manage the Company’s human resources; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 -  It is the Logistics Executive Officer’s responsibility to:

a)         establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 -  It is the Marketing Executive Officer’s responsibility to:

a)         be responsible for the direction, planning and control of the marketing area of the Company; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Industrial Executive Officer’s responsibility to:

a)         manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a)         manage and respond for the budget control of the Company;

b)        provide managerial and financial information;

c)         be responsible for the control over the cash flow and financial investments of the Company;

d)        provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

e)         maintain the registration of the Company as an openly-held company updated; and

f)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 -  It is the General Counsel’s responsibility to:

a)         establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b)        be responsible for the Company’s corporate documents; and

c)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

a)         coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a)         respond for the external communication, as well as the Company’s corporate and governmental relations; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a)         respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 -  It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3  - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)       the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)      from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)      an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer